                                                                     Exhibit 4.4


                                FIRST AMENDMENT
                                       TO
                           HARKEN ENERGY CORPORATION
                  1993 STOCK OPTION AND RESTRICTED STOCK PLAN


                                   SECTION 1

Section 5(a) of the Harken Energy Corporation 1993 Stock Option and Restricted Stock Plan (the "Plan") is hereby amended in its entirety as follows:

         "(a)    BASIC LIMITATION.  Shares offered under this Plan may be
         authorized but unissued Shares or Shares that have been reacquired by the Company. The aggregate number of Shares that are available for issuance under this Plan shall not exceed four million (4,000,000) Shares, subject to adjustment pursuant to Section 9 of this Plan. The Committee shall not issue more Shares than are available for issuance under this Plan. The number of Shares that are subject to unexercised Options at any time under this Plan shall not exceed the number of Shares that remain available for issuance under this Plan. The Company, during the term of this Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of this Plan."


                                   SECTION 2

Except as amended above, the Plan shall continue in full force and effect.


                                   SECTION 3

This First Amendment is effective as of June 11, 1996.



IN WITNESS WHEREOF, this First Amendment has been executed by the duly elected secretary of Harken Energy Corporation as of the date written above.

                                        HARKEN ENERGY CORPORATION


                                        /s/ Larry E. Cummings
                                        -------------------------
                                        Larry E. Cummings, Secretary